SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Aspen Exploration Corporation (Name of Subject Company)

Aspen Exploration Corporation (Name of Person Filing Statement)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

045295300 (CUSIP Number of Class of Securities)

R.V. Bailey, Chief Executive Officer
2050 S. Oneida Street, Suite 208
Denver, CO 80224 (303) 639-9860
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Herrick K. Lidstone, Jr. Burns, Figa & Will, P.C. 6400 South Fiddlers Green Circle Suite 1000 Greenwood Village, CO 80111 (303) 796-2626

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ASPEN EXPLORATION CORPORATION

2050 S. Oneida St., Ste. 208 Denver, CO 80224-2426 Telephone: (303) 639-9860 Fax: (303) 639-9863 Email: aecorp2@qwestoffice.net Web Site: www.aspenexploration.com

NEWS RELEASE

ASPEN EXPLORATION UPDATES CONTINUING EXPLORATION OF STRATEGIC ALTERNATIVES

FOR IMMEDIATE RELEASE:

DENVER, COLORADO, January 30, 2009. Aspen Exploration Corporation (OTCBB: ASPN.OB) has, as previously announced, been investigating strategic alternatives for its business operations. On November 24, 2008 Aspen announced that we were evaluating several offers for the acquisition of a substantial portion of our assets. Aspen is continuing to negotiate with one of the offerors to define a transaction for the sale of those assets. The sale of these assets will not be completed until after Aspen receives shareholder approval of the sale. Aspen will issue news releases concerning developments as events take place. Aspen will also consider a distribution of a portion of the proceeds from that sale to its shareholders. Aspen has not yet determined how the net proceeds expected to be received from the potential asset sale will be allocated. Aspen cannot offer any assurance that we will be able to conclude an appropriate transaction for the sale of certain of our assets, that either we or the potential purchaser will meet the conditions necessary to complete the transaction (if one is agreed upon), or that Aspen’s shareholders will approve any transaction submitted to them. If we are unable to complete the transaction either because we were unable to obtain shareholder approval or for other reasons, Aspen expects to retain competent, experienced personnel to advance and continue its oil and gas operations in California and elsewhere.

On January 16, 2009 Royale Energy Inc. filed documents with the Securities and Exchange Commission which revised the terms of a potential exchange offer for up to 3,992,792 shares of Aspen’s outstanding common stock. When and if the exchange offer described in Royale’s filings is commenced, Aspen will consider the exchange offer and make a recommendation to Aspen’s shareholders at that time. If the exchange offer is commenced on the general terms described in Royale’s January 16, 2009 filings with the Securities and Exchange Commission, R. V. Bailey, board chairman and Robert Cohan, president, two of Aspen’s largest shareholders, have advised Aspen that absent unforeseen circumstances they do not intend to tender their shares of Aspen common stock each currently holds. To Aspen’s knowledge, Royale’s possible exchange offer has not yet commenced and is subject to a number of conditions, which may or may not occur. As required by SEC Rule 14d-9, Aspen will provide its recommendations to its shareholders following the finalization and commencement of Royale’s tender offer should such a tender offer be commenced.

* * * MORE * * *

Important Information for Investors and Stockholders

The tender offer described herein has not commenced. This announcement and the description contained herein are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities of Aspen Exploration Corporation. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase and other documents relating to the tender offer) which may be amended and filed with the U.S. Securities and Exchange Commission (“SEC”) by Royale Energy Inc. In addition, Aspen Exploration Corporation will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer when and if it is commenced. Aspen’s shareholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Aspen’s shareholders may obtain copies of these documents (when they become available) for free at the SEC's website at www.sec.gov.

For more information, contact R. V. Bailey, CEO, in Aspen’s Denver office at 303-639-9860. Aspen invites interested parties to visit Aspen’s web site at www.aspenexploration.com and be sure to register in the contact box for updated news releases and other information.

* * * END * * * DISCLAIMER

This news release contains information that is “forward-looking” in that it describes events and conditions, which Aspen Exploration Corporation (“Aspen”) reasonably expects to occur in the future. Expectations for the future performance of the business of Aspen are dependent upon a number of factors, and there can be no assurance that Aspen will achieve the results as contemplated herein and there can be no assurance that Aspen will be able to conduct its operations or production from its properties will continue as contemplated herein. Certain statements contained in this report using the terms “may,” “expects to,” and other terms denoting future possibilities, are forward-looking statements. The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks, which are beyond Aspen’s ability to predict, or control and which may cause actual results to differ materially from the projections or estimates contained herein. These risks include, but are not limited to: the possibility that the described operations (including any proposed exploration or development drilling) will not be completed on economic terms, if at all, or the estimates of reserves may not be accurate. The exploration for, and development and production of, oil and gas are enterprises attendant with high risk, including the risk of fluctuating prices for oil and natural gas, imports of petroleum products from other countries, the risks of not encountering adequate resources despite expending large sums of money, and the risk that test results and reserve estimates may not be accurate, notwithstanding appropriate precautions. Many of these risks are described herein and in Aspen’s annual report on Form 10-KSB, and it is important that each person reviewing this report understand the significant risks attendant to the operations of Aspen. Aspen disclaims any obligation to update any forward-looking statement made herein.